UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                   Commission File Number 1-4717

   (Check One):  [X] Form 10-K  []  Form 20-F  []  Form 11-K  []  Form 10-Q
   []  Form N-SAR    []  Form N-CSR

   For period ended    DECEMBER 31, 2003
                    ------------------------------------------------------------

   [] Transition Report on Form 10-K and Form 10-KSB

   [] Transition Report on Form 20-F

   [] Transition Report on Form 11-K

   [] Transition Report on Form 10-Q and Form 10-QSB

   [] Transition Report on Form N-SAR

   For the transition period ended

   READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                               -------------------------------------------------


                                     PART I
                             REGISTRANT INFORMATION

    Full name of registrant   KANSAS CITY SOUTHERN
                           -----------------------------------------------------

    Former name if applicable KANSAS CITY SOUTHERN INDUSTRIES, INC.
                             ---------------------------------------------------

    Address of principal executive office (STREET AND NUMBER)
                              427 WEST 12TH STREET
                             ---------------------------------------------------


    City, state and zip code   KANSAS CITY, MISSOURI  64105
                             ---------------------------------------------------

                                     PART II
                             RULE 12B-25(B) AND (C)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day [X]
  [X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

    State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


        The registrant has experienced delays in completing its financial statements for the year ended December 31, 2003 as a result of delays in the receipt of financial information from an unconsolidated affiliated company, which financial information is necessary to complete the registrant's financial statements. As a result the registrant is unable to file its Form 10-K for the year ended December 31, 2003 by the prescribed due date. The registrant anticipates that the Form 10-K will be completed and filed on or before the fifteenth calendar day following the prescribed due date for the Form 10-K.


                                     PART IV
                                OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

    MARK W. OSTERBERG                           (816)        (983-1371)
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    (Name)                                   (Area Code) (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X]  Yes   [] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X]  Yes   [] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the year ended December 31, 2003, net income declined $46.0 million to $11.2 million (8(cent) per diluted share) from $57.2 million (91(cent) per diluted share) for the year ended December 31, 2002. This year over year decline in net income resulted from a $34.5 million decrease in equity in earnings of an unconsolidated affiliate of the registrant, Grupo Transportacion Ferroviaria Mexicana, S.A. de. C.V. (Grupo TFM), a $34.0 million increase in operating expenses, a $10.8 million decline in other income and a $1.4 million increase in interest expense. Also contributing to the comparably lower 2003 net income was the impact of a $4.4 million gain on the sale of Mexrail, Inc. recorded in 2002. These factors, which led to a decline in net income, were partially offset by a $15.1 million increase in revenue, a $9.7 million decrease in the provision for income taxes, a benefit of $8.9 million (net of income taxes of $5.6 million) reported during 2003 relating to the cumulative effect of an accounting change, the effect of $4.3 million in debt retirement costs reported in 2002 and a $1.1 million improvement in the equity in net losses of other unconsolidated affiliates (Panama Canal Railway Company and Southern Capital Corporation, LLC).

     Net income available to common shareholders declined $51.7 million to $5.3 million in 2003 compared to $57.0 million in 2002, due to the $46.0 million reduction in net income and a $5.7 million increase in preferred stock dividends. The increase in preferred stock dividends resulted from dividends earned related to the issuance of $200 million of convertible preferred stock during 2003. The convertible preferred stock accumulates dividends at an annual rate of 4.25%, which equates to a total of $8.5 million in annual dividend payments. During 2003, approximately $5.7 million of dividends relating to the convertible preferred stock were earned, thereby reducing the net income available to the common shareholders. The assumed conversion of the convertible preferred stock would have had an anti-dilutive effect on the diluted earnings per share calculation, and thus, were excluded from the weighted average common shares used to calculate diluted earnings per share.

     Additional information is set forth in the registrant's press release, which was furnished to the Commission on Form 8-K dated January 30, 2004.


                              KANSAS CITY SOUTHERN
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date    MARCH 15, 2004       By         /S/ RONALD G. RUSS
         --------------------       --------------------------------------------
                                    Ronald G. Russ, Executive Vice President
                                    and Chief Financial Officer

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.